Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.:  1-15062

FAQs posted on Internal Website for Time Warner employees
Posted:  November 3, 2016

	Employee Question	Answer
1	What happens to my pension with Time Warner? Does 55 years of age 10 years of Service still count toward early retirement under the pension plan?
The Time Warner Pension Plan (US) is frozen and is protected under ERISA.  The definition of "early retirement" under the Time Warner Pension Plan requires that an employee reach age 55 and 10 years of service at retirement. Please contact Fidelity for Pension-related questions.

(Current as of November 1, 2016)

2	Will I still receive medical coverage for my wife and me when I retire?
Eligibility for Time Warner retiree medical benefits depends on your employing company, age and years of service. Please contact the Time Warner Benefits Service Center at Mercer with questions regarding eligibility.

(Current as of November 1, 2016)

3	Will we receive TW equity in 2017? If yes, what will the vesting schedule be?	Time Warner Inc. has no plan to make equity grants in 2017 as part of the annual compensation process. (Current as of November 1, 2016)
4	Will the Time Warner name survive the acquisition?	This has yet to be determined. (Current as of November 1, 2016)
5	Will our PTO days and company holidays remain the same or similar under the new company?
For 2016 and 2017, it is business as usual and your time off will be governed by your current business unit.  Information is not yet available about holidays and PTO following the closing of the transaction.

(Current as of November 1, 2016)

6	Do we have the ability to make merit increases during this 2016 year end planning cycle?	Yes, the annual compensation review process will generally follow current operating practices. (Current as of November 1, 2016)
7	Are there currently any planned changes to the performance review and goal setting processes in 2016 and 2017?	Businesses will generally continue to follow their normal performance review and goal setting processes. (Current as of November 1, 2016)
8	Is there now a hiring or promotion freeze?
There is currently no hiring or promotion freeze.  Businesses will be expected to use prudent judgment when evaluating hiring needs as well as the need for individual promotions.

(Current as of November 1, 2016)

9	What is AT&T's policy on bridging years of service if I previously worked there?	This information is not yet available. (Current as of November 1, 2016)
10	Which employees here will be affected?	Please see the FAQs (insert link to General FAQs):
11	What type of stock options do employees have? Does corporate stock come at any discount relative to the open market?	Time Warner does not have an employee stock purchase plan. Information about AT&T employee stock plans is not yet available. (Current as of November 1, 2016)
12	Are employees allowed to buy TWX shares? Or is it considered insider trading? The current share price is below the AT&T deal price so it seems like a good opportunity to buy. Thanks.
In general under U.S. securities law, an employee of Time Warner or the divisions must determine if he or she has "material non-public information" about the Company.  If an employee has material non-public information about the Company, he/she may not trade (buy or sell) Time Warner (TWX) common stock or debt securities or any derivative security based on TWX securities.

Some senior officers of Time Warner and the divisions are also subject to further requirements under Time Warner's supplemental trading policies that further limit their ability to trade Time Warner securities.  Those employees have been informed previously of the additional obligations and restrictions.

(Current as of November 1, 2016)

13	Do AT&T shareholders need to approve the merger like Time Warner's shareholders?
Approval of the transaction by AT&T shareholders is not required; approval by the AT&T board of directors is required.   The AT&T board of directors has approved the transaction.

(Current as of November 1, 2016)

The answers provided in this document are current as of the date posted on each response. To the extent there is a conflict between this document and a Company plan or policy the plan or policy will govern.  The most recent version of this document can always be found online on the Company's intranet, myTW.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner's stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.